psiron
innovation in bioscience

RECEIVED

2007 JAN 19 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 January 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07020519

Attention: Mr. Elliot Staffin

SUPPL

PROCESSED
JAN 2 5 2007
THOMSON FINANCIAL

Re: Psiron Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Psiron Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Psiron Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9889 1200

Bryan Dulhunty
Executive Chairman

pp [signature]
Marija Petra Araci
Office Manager

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Release:
Date: 12th January 2007

Ethics Committee **Approval** to conduct a Phase I study in
Breast, Prostate and Melanoma Cancer patients using CAVATAK™
administered intravenously

Viralytics is pleased to announce that it has received written Ethics Committee approval from a major Australian hospital for a 26 patient intravenous administration, Phase I, dose escalation trial, using CAVATAK™ in late stage Breast, Prostate and Melanoma cancer patients.

The Company announced the lodgement of an Ethics Committee submission for this trial on 21 November 2006.

This is the second human trial that the Company has received approval for in the last 8 weeks.

This intravenous trial will be the third human trial to be carried out by the Company. Viralytics announced on 20 November 2006, Ethics Committee approval for a 9 patient, Phase I intratumoural administration study in Melanoma patients and the Company has previously announced the completion a safety study in late stage Melanoma patients using a single dose administered intratumourally in 5 patients.

This 26 patient intravenous trial is designed to assess the safety of CAVATAK™ given intravenously, with secondary objectives being signs of efficacy. The trial is designed as a 26 patient dose escalation study in Stage IV breast, melanoma and prostate cancer patients bearing ICAM-1 and/or DAF expressing tumours that have failed or refused conventional anti-cancer treatments.

In animal models growing human, breast, prostate and melanoma tumours, CAVATAK™ has demonstrated significant efficacy when administered intravenously, and is the basis for this intravenous trial.

Whilst early stage melanoma, breast and prostate cancers can be successfully treated by various modalities, few effective treatments exist for cancers which have progressed to stage IV. No current therapies are curative. There is currently an unmet need for effective treatments for stage IV patients with these types of solid tumours.

Breast cancer is the most frequent cancer diagnosed in females with new diagnoses of over 200,000 patients per year in the USA. Prostate cancer is the most frequent cancer type diagnosed in males, with new diagnoses of over 200,000 patients per year in the USA. Melanoma is one of the fastest growing cancers based on frequency, with new cases of over 50,000 patients per year in the USA (statistics from American Cancer Society, "Cancer Facts and Figures, 2005")

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9889 1200 f +61 2 9889 1288
Level 1, 82 Waterloo Rd, North Ryde NSW
Australia 2113

About Viralytics

Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 most often causes non-specific fever or upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been extensively studied and are significant molecules of interest in cancer research, they have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. Animal models have demonstrated significant efficacy when CAVATAK™ is administered to animals growing a range of human cancer types

RECEIVED
2007 JAN 19 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 10th January 2007

ASX Release: Quarterly Cash flow – Appendix 4c

The quarter ended December 06 was both a strong operational quarter, whilst at the same time cash expenditure from operational activities has continued to be reduced. The cash expenditure for the quarter was the lowest in the last 6 quarters.

It is expected that the current quarter will be an equally strong operational quarter.

OPERATIONAL PERFORMANCE:

During the quarter the Company has announced

- the approval of its second human trial - Intratumoural administration Phase 1 trial in late stage melanoma subjects;
- the lodgement of an ethics submission for a third human trial – Intravenous administration Phase I trial in ICAM-1 positive cancers: (Breast, Prostate, Melanoma):
- strong preclinical research results in Breast cancer, Prostate cancer and Multiple Myeloma

During the quarter, the testing of CAVATAK™ for adventitious agents was completed by accredited, independent laboratories. This cleared the way for CAVATAK™ to be used in approved human trials.

During the quarter, the Company called for the assignment of all IP that was previously under license from ViroTarg Pty Ltd.

During the quarter, a number of Company funded researchers made presentations at the 2006 European Study Group on the Molecular Biology of Picornaviruses in Finland.

During the quarter, the Company has continued to strengthen its links with the international research community and will in March 2007 be a sponsor of a major international specialist virotherapy conference to be held in the USA.

During the quarter, virus production of CAVATAK™ has enabled the Company to have stored sufficient viral stock to complete the abovementioned human trials.

During the quarter, work has commenced on the establishment of a Echovirus type 1 master virus bank.

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9889 1200 f +61 2 9889 1288
Level 1, 82 Waterloo Rd, North Ryde NSW
Australia 2113

In relation to corporate activities, during the quarter, the Company changed its name to Viralytics to emphasise its focus on Virotherapy. The Company also announced the commencing of trading of its American Depository Receipt (ADR.).

CASH EXPENDITURE:

Cash on hand at 31 December 2006 was $3.2m. This was a decrease of $460,000 from the closing balance of the prior quarter.

Cash expenditure on Operational Activities for the quarter was $856,000. Expenditure on all activities has again been reduced from the prior quarter. This reflects the Company's strong emphasis on cash management. Cash expenditure on operational activities for the quarter was the Company's lowest for the last 6 quarters.

There was no expenditure on Investing Activities and $445,000 was raised through the exercise of options

INVESTMENTS:

CBio Limited: CBio has advised its shareholders that commercialisation discussions in the hoped for timeframe were not achieved but the Company was still confident of the successful commercialisation of its product. Viralytics owns 1,200,000 shares (4.6%) of CBio. These shares are carried at a value of $3 per share. For further information please refer to the CBio website www.cbio.com.au

Analytica Limited (ASX code ALT): Viralytics owns 26.7% of Analytica. For further information please refer to the Analytica website www.analyticaltd.com

InJet Digital Aerosols Limited (IDAL): Viralytics owns 45% of IDAL. For further information please refer to the IDAL website www.injet.com.au

The Appendix 4c is attached.

Bryan Dulhunty
Executive Chairman

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN

12 010 657 351

Quarter ended ("current quarter")

31 December 2006

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (6 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(105)	(214)
	(b) advertising and marketing	-	-
	(c) research and development	(447)	(996)
	(d) leased assets	-	-
	(e) other working capital	(353)	(790)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	51	84
1.5	Interest and other costs of finance paid	(2)	(3)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(856)**	**(1,919)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(856)**	**(1,919)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	(130)
	(c) intellectual property	-	(2,000)
	(d) physical non-	-	-
	current assets	-	(13)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual		-
	property	-	
	(d) physical non-		-
	current assets	-	
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	(2,143)
1.14	**Total operating and investing cash flows**	**(856)**	**(4,062)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	445	4,460
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(49)	(509)
	Net financing cash flows	396	3,951
	Net increase (decrease) in cash held	**(460)**	**(111)**
1.21	Cash at beginning of quarter/year to date	3,706	3,357
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**3,246**	**3,246**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	122
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.20 This amount includes costs relating to fund raising activities.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	3,246	3,706
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	3,246	3,706

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date: 10 January 2007
(Director)

Print name: Bryan Dulhunty..